December 4, 2006

Barry J. Gordon
Chief Executive Officer
Ardent Acquisition Corporation
1415 Kellum Place
Suite 205
Garden City, NY 11530

Re: Ardent Acquisition Corporation
         Preliminary Proxy Statement on Schedule 14A
         Filed on November 6, 2006
         File No. 0-51115

Dear Mr. Gordon:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   The basis for your comparative factual assertions and for your management's beliefs must be clear from the text of the proxy statement or supporting documentation must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

- "Avantair has become the fifth largest provider in the fractional aircraft market with the world's largest fleet of Piaggio Avanti P-180 aircraft." (page 4)
- "Avantair has a market share of approximately 3%." (page 28)
- "the Avanti uses 30%-50% less fuel than such aircraft ." (page 44)

2. Please provide us with copies of market and industry data that you cite or rely on in your filing. For instance, on page 28 you state "[a]ccording to AvData, there are only five companies which have 3% or more of the total market for fractional aircraft, based upon the units in operation - NetJets, Flight Options, FlexJet, CitationShares, and Avantair, with NetJets having a market share of approximately 50% and Avantair's three largest competitors having a combined market share of over 80%." The copies of market and industry data should be appropriately marked, dated, and refer to the page number on which they are cited.

3. We note that you are submitting the following item to a vote: "to adopt, and approve the transactions contemplated by, the Stock Purchase Agreement, dated as of October 2, 2006, among Ardent and certain stockholders of Avantair, and the Letter Agreements, dated as of October 2, 2006, among Ardent, Avantair and certain stockholders of Avantair, and to adopt amendments to the certificate of incorporation of Ardent designed to ensure Ardent's compliance with the citizenship requirements of U.S. aviation laws after completion of the acquisition and to increase the number of shares of common stock which Ardent is authorized to issue from 30,000,000 shares to 75,000,000 shares - we call this proposal the acquisition proposal." Please unbundle the aqcquisition proposal to present the amendment to the certificate of incorporation to increase the authorized shares separately from the amendment regarding compliance with citizenship requirements. Refer to Rule 14a-4(a)(3) of the Proxy Rules and the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004).

4. Please provide us with copies of any materials prepared by or for the financial advisor in connection with its fairness opinion, including, among other things, any "board books," drafts of fairness opinions provided to the board of directors and any summaries of presentations made to the board of directors. We may have further comment on your disclosure once we have had the opportunity to review those materials.

What happens to the funds deposited in the trust account after consummation, page 5

5. You state that "[a]pproximately $15,000,000 of the funds deposited in the trust account will be paid to CNM, Inc. to satisfy Avantair's obligations under its Loan Agreement, dated October 2, 2006, and Revolving Credit Agreement, dated May 31, 2005, with CNM, Inc." Please revise to note whether or not you have agreed in writing to satisfy this agreement.

Q. Who will pay for this proxy solicitation, page 6

6.   You state that you and your directors, officers and employees "may solicit proxies by mail, telephone, telegraph and personal interview." Please confirm with us that you intend to comply with Rule 14a-6(c).

Summary, page 9

The Acquisition, page 9

7.   We note that up to 18 million shares of your common stock will be issued to Avantair's stockholders in connection with the acquisition of Avantair. Please revise your disclosure to note the exemption from registration you will rely on in issuing these shares.

8.   You state that the "purchase price is subject to adjustment at closing in the event that the amount of cash in your accounts at the closing, less your expenses related to the acquisition which have not been paid as of the closing, is less than $35,000,000." Please revise this section to note, for purposes of calculating the adjusted purchase price, whether you would subtract out the amount owed to your stockholder's that elect to convert their shares to cash.

9.   Please revise to note the Cash EBITDA for Avantair as of June 30, 2006.

Avantair and its subsidiaries, page 11

10.   You state that "Avantair also operates fixed flight based operations." Please revise to provide a brief description of fixed flight based operations.

Interests of Ardent Directors and Officers in the Acquisition, page 14

11.   You state that your directors have agreed that, if you liquidate prior to the consummation of a business combination, "they will be personally liable to pay debts and obligations to vendors or other entities that are owed money by [you] for services rendered or products sold to [you] in excess of the net proceeds of this offering not held in the trust account." Please revise to note whether this is an oral or written agreement.

Avantair Historical Financial Information, page 18

12.   We note that the Stockholders' deficiency of $15,684,000 for the fiscal year ended June 30, 2005 appears to be inconsistent with the amount you have reported within the included Avantair financial statements. Please revise in your amended filing or advise.

Comparative Per Share Information, page 22

13.   We note that you disclose the net loss per share for the year ended December 31, 2005 and the year ended December 31, 2004. Please revise to note that these amounts relate to the year ended June 30, 2006 and June 30, 2005.

 Risk Factors, page 25

Avantair's independent registered public accounting firm has raised substantial doubt…, page 25

14.   Please revise the risk factor narrative to note that Avantair's independent registered public accounting firm has raised substantial doubt about Avantair's ability to continue as a going concern as a result of Avantair's recurring net losses and its working capital deficiency, among other reasons.

Avantair may not be able to generate sufficient cash flow…, page 27

15.   You state that as of June 30, 2006 "indebtedness represented 31% of Avantair's overall capitalization." It appears that in calculating this percentage you simply divided Avantair's total liabilities and stockholder's deficit by Avantair's indebtedness to third party lenders. Please note that Avantair's liabilities balance includes a number of items that should not be included in calculating capitalization. For instance, but without limitation, accounts payable is not part of a company's capitalization. Please advise or revise as necessary.

The Acquisition Proposal, page 40

16.   In your registration on Form S-1 (File No. 333-121028), you stated that in searching for an acquisition you intend to focus on technology-related businesses. Please revise this section to note why you did not select a technology-related company for acquisition.

17.   On page 43, you state that the total amount owed to CNM, Inc. by Avantair would be reduced by approximately $15 million within seven days following the closing of the acquisition and that you acknowledged this repayment obligation to CNM, Inc. as part of this loan agreement. Please revise to note whether you will be obligated to repay the CNM, Inc. obligation even if you do not complete the acquisition. In this connection, please provide us with a copy of the loan agreement.

Factors considered by the Ardent board in approving the acquisition, page 43

18.   From you disclosure in your registration on Form S-1 (File No. 333-121028), it appears that many of your directors have a background in technology or investing in technology related businesses. Please revise this section to note your board of directors' experience in the aviation business.

Lower capital requirements than generally found in the aviation industry, page 45

19.   You state that it is you board of directors' belief that "Avantair's capital requirements on
        a long-term basis will not be significant." Please revise your disclosure to note your
        board of director's basis for this belief in light of the capital requirements of Avantair to
        date and the disclosure on page 25 that regarding the risks that Avantair may be unable to
        obtain the funds necessary to acquire additional inventory of aircraft.

Fairness Opinion, page 46

20.   Please disclose the amount of the fee paid or to be paid to Capitalink, L.C. for its
        services.

Valuation Overview, page 48

21.   We note your disclosure in the last paragraph on page 50 that for purposes of
        Capitalink's analyses, "enterprise value" means "equity value plus all interest-bearing
        debt less cash." Please revise the disclosure to provide a detailed explanation of how
        Capitalink arrived at an indicated "equity value," the components of the $37.2 million in
        interest bearing debt and the components of the $31.4 million in cash and non-operating
        assets.

Performance Units, page 61

22.   Pleas revise to note whether the granting of performance units will reduce the shares
        available to be granted under the Plan if the units are settled in cash.

Effect of Termination, page 78

23.   Please revise to note if either you or Avantiar are subject to penalties if the merger
        agreement is terminated.

Information about Avantair, page 84

24.   Please revise to update the disclosure that Avantair will begin limited revenue service at
        an FBO in Camarillo, California in November 2006 and that it is presently in discussions
        to add an FBO in Caldwell, New Jersey. Further, please revise to explain the nature of
        Avantair's interest in a fixed base.
25.   On page F-17, it states that Avantiar's chairman resigned on September 8, 2006. Please
        revise this section to note the reason for the chairman's resignation.

26.   On pages F-17 and F-18, it states that CNM entered into a tolling agreement with
        Avantair whereby CNM dismissed certain litigation it has against Avantair. Please revise
        this section to discuss the litigation and tolling agreement.

Results of Operations, page 96

27.   On page 97, you state that the delay of 6 planes scheduled for delivery during the last 6 months of fiscal year ended June 30, 2006 resulted in greater than anticipated use of Avantair's existing fleet. Please revise to note how a greater than anticipated use of Avantair's existing fleet, as opposed to using new planes, caused an increase in operating expense.

Liquidity and Capital Resources, page 99

28.   On page 26 you discuss Avantair's growth strategy and on page 29 you discuss Avantair's intention to pursue acquisition opportunities. Please revise this section to discuss the estimated costs of the intended growth and acquisitions and whether you have entered into any material commitments regarding this growth. The discussion should include, but not be limited to, the estimated costs associated with any significant increase in the number of personnel. Also, discuss how you expect to fund these costs.

Financing Arrangements, page 101

29.   Please revise to note with whom you have your line of credit and to note the amount of credit currently available for borrowing under your line of credit.

30.   We note on page 94 that you have disclosed contractual commitments to purchase 55 additional aircraft through 2010 at a price of approximately $297 million. Please explain to us why this commitment was not included in your table of contractual obligations. Reference is made to Item 303(a)(5) of Regulation S-K. Additionally, please tell us why the commitments disclosed on page 94 to purchase 55 additional aircraft appears to be less than the commitments disclosed in notes 9 and 10 to Avantair's financial statements on page F-17.

Executive Compensation, page 105

31.   You state that "your existing stockholders will be reimbursed for out-of-pocket expenses incurred in connection with activities on your behalf such as identifying potential target businesses and performing due diligence on suitable business combinations." Please revise this section to note any out-of-pocket expenses incurred by your existing stockholders in connection with the identification of Avantair.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 108 to 114

32.   We note your disclosure which indicates that you have accounted for the acquisition
        transaction as a reverse acquisition after you made an evaluation and determined that
        Avantair was the accounting acquirer. Please help us to understand, in further detail,
        how you evaluated and weighed the factors in paragraphs 17 (a) through (e) of SFAS 141
        in reaching the conclusion that Avantair is the accounting acquirer. In your response,
        please address whether or not your consideration of the 9% differential in relative voting
        rights between current Ardent and current Avantair stockholders included the impact of
        warrants. Similarly, please also address whether your consideration of large minority
        voting interests in the combined entity included the impact of warrants.

Note (c), page 111

33.   We note that you have disclosed that the unaudited pro forma condensed consolidated
        balance sheet gives effect to the reverse acquisition transaction as if it were consummated
        on June 30, 2006. Please help us to understand how you determined that it was
        appropriate to make adjustments (c), (d), (e), and (f) in light of the fact that these
        transactions took place subsequent to June 30, 2006. In your response, please help us to
        understand how you determined that these adjustments are part of the reverse acquisition
        transaction. Additionally, please apply this comment to adjustments (m) and (n) related
        to the pro forma condensed consolidated statement of operations.

Financial Statements

General

34.   Please update the financial information in your filing, the unaudited pro forma financial
        statements and the financial statements in accordance with Rule 3-12 of Regulation S-X.

Avantair, Inc. and Subsidiary

Note 1 – Nature of Business and Basis of Presentation, page F-8

35.   We note that the Company accounted for it's acquisition of Skyline Aviation, Inc. as a
        reorganization of entities under common control. Explain to us the nature of the common
        control relationship, and how that relationship met the requirements of EITF 02-5.
        Additionally, tell us what consideration you have given to disclosing this information in
        your filing.

36.   We note that your financial statements prior to the acquisition of Skyline Aviation, Inc. are presented on a combined basis. Tell us what consideration you have given to disclosing your rationale for presenting combined financial statements and advise us of your basis of doing so under GAAP. In this regard, if applicable, please identify those entities that represent a control group and explain to us your basis for this conclusion. Refer to the guidance in ARB 51 and paragraph 3 of EITF 02-5.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

37.   With respect to your sales of fractional interests in aircraft, explain to us who retains ownership of the aircraft once the maintenance agreement expires. Tell us how any renewal provisions in the agreement factored into your determination of the appropriate period over which the gain on sale of these interests should be recognized. Cite any related authoritative literature in your response.

        As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Accountant, at (202) 551-3439 or Robert Telewicz, Senior Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Michael Poster, Esq.